   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1998

                                                      REGISTRATION NO. 333-26207
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           PHP HEALTHCARE CORPORATION

             (Exact name of registrant as specified in its charter)
                         ------------------------------

         DELAWARE                 54-1023168
      (State or other          (I.R.S. Employer
      jurisdiction of           Identification
     incorporation or               Number)
       organization)

                            ------------------------

                           11440 COMMERCE PARK DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 758-3600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               BEN ROSENBAUM III
                         SECRETARY AND GENERAL COUNSEL
               11440 COMMERCE PARK DRIVE, RESTON, VIRGINIA 20191
                                 (703) 758-3600

 (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)
                         ------------------------------

                  Please send copies of all communications to:

                             ANDREW P. VARNEY, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                   1001 PENNSYLVANIA AVENUE, N.W., SUITE 800
                          WASHINGTON, D.C. 20004-2505
                            ------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   From time to time after the effective date of the Registration Statement.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



                             (SEE FOLLOWING PAGE.)

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE



                                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM        AMOUNT OF
     TITLE OF SECURITIES         AMOUNT TO BE     OFFERING PRICE PER     AGGREGATE OFFERING     REGISTRATION
       TO BE REGISTERED           REGISTERED           SECURITY                 PRICE                FEE
Common Stock, par value
 $.01 per share, and
 associated
 Preferred Stock Purchase          7,532,266            $5.75-
 Rights (3)...................    shares (1)          $12.6875(2)         $95,373,437.38(2)     $25,485.24(2)



(1) Represents (i) 100,000 shares issuable upon the exercise of options that may be granted under the PHP Healthcare Corporation 1998 Physicians' Stock Option Plan (the "Plan"), (ii) 45,000 shares issuable upon the exercise of an outstanding Warrant, dated November 1, 1992 (the "Warrant"), issued by the Company, (iii) 500,150 shares issuable upon exercise of a warrant issued by the Company to NationsBank, N.A., (iv) 1,825,858 shares held by Charles
    H. Robbins, Ellen E. Robbins, Ellen E. Robbins, Trustee under Trust Indenture dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor, Ellen E. Robbins, Trustee under Trust Indenture dated October 1, 1985, FBO Lee S. Robbins, Charles H. Robbins, Grantor and Charles
    B. Robbins (collectively, the "Robbins Family"), (v) 500,000 shares held by Chase Manhattan Bank, John W. Kluge and Stuart Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge, and (vi) 4,561,258 shares issuable upon conversion of (A) 70,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") issued in a private placement in December 1997 and (B) 700 shares of Series B Preferred Stock issuable upon the exercise of warrants granted to the placement agents (clauses (A) and (B) together, the "Conversion Shares"). The Conversion Shares do not include fractional shares of Common Stock that the Company is not required to issue upon conversion of the Series B Preferred Stock. Although the number of Conversion Shares is currently indeterminable, for purposes of calculating the number of shares of Common Stock included in this Registration Statement, the Company calculated the number of Conversion Shares based a conversion price of $15.50, which is the closing market price on February 26, 1998. In accordance with Rule 416, this Registration Statement also covers that number of additional shares of Common Stock that may be offered or issued pursuant to terms which provide for a change in the amount of shares of Common Stock being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.



(2) The registration fee for the 45,000 shares issuable upon the exercise of the Warrant is based on exercise prices of $5.75, $7.50 and $12.00 per share, in each case with respect to 15,000 shares. Pursuant to Rule 457(c), the registration fee for the remaining 7,487,266 shares is based upon a price of $12.6875 per share, the average of the high and low reported sales prices of the Registrant's Common Stock, par value $.01 per share, as reported on the NYSE on February 20, 1998. The registration fee paid hereby reflects the total registration fee of $28,135.17 adjusted for the registration fee of $2,649.93 paid by the Company on April 30, 1997 upon the initial filing of this Registration Statement.



(3) The Preferred Stock Purchase Rights, which are attached to the shares of Common Stock of the registrant, will be issued for no additional consideration; no additional registration fee is required.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 27, 1998


PROSPECTUS
                           PHP HEALTHCARE CORPORATION

                        7,532,266 SHARES OF COMMON STOCK

                               ------------------


    Of the 7,532,266 shares of Common Stock offered hereby, 145,000 are being sold by PHP Healthcare Corporation, a Delaware corporation ("PHP" or the "Company"), and 7,387,266 shares are being sold by the Selling Stockholders named under "Selling Stockholders." The 145,000 shares of Common Stock being sold by the Company include (i) 100,000 shares (the "Option Shares") which may be issued upon the exercise of stock options ("Options") granted from time to time under the PHP Healthcare Corporation 1996 Physicians' Option Plan (the "Plan") and (ii) 45,000 shares (the "Warrant Shares") which are issuable upon the exercise of an outstanding Warrant, dated as of November 1, 1992 (the "Warrant") issued by the Company. The 7,387,266 shares of Common Stock being sold by Selling Stockholders include (i) 500,150 shares (the "NationsBank Shares") issuable to NationsBank, N.A. ("NationsBank") upon excercise of a Warrant granted to NationsBank (the "NationsBank Warrant"), (ii) 500,000 shares (the "Kluge Shares") held by Chase Manhattan Bank, John W. Kluge and Stuart Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge ("Kluge"), (iii) 4,561,258 shares issuable upon conversion of (A) 70,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") and (B) 700 shares of Series B Preferred Stock issuable upon the exercise of warrants granted to the placement agents (the shares referred to in clauses (A) and (B) together, the "Conversion Shares".) (Although the number of Conversion Shares is currently indeterminable, the 4,561,258 shares referred to in this clause (iii) was calculated based on a Conversion Price of $15.50, the closing market price of the Company's common stock on February 26, 1998) and (iv) 493,400 shares (the "Robbins Family Shares") held by Charles H. Robbins, the Company's former Chairman and Chief Executive Officer, and certain members of his immediate family or trusts for their benefit.


    OPTION SHARES. Option Shares will be issued by the Company from time to time, at the exercise price for the related Option granted under the Plan as and if Options are exercised. Under the Plan, Options may be granted to directors, officers, employees, consultants or advisors of the Company or its subsidiaries, affiliates or associates and certain other eligible persons (excluding any officer or director of the Company who is subject to the reporting requirements of Section 16(a) under the Exchange Acts). The exercise prices and other terms of such Options will be determined in accordance with the terms of the Plan. The Plan provides that the purchase price per share under each Option granted thereunder shall not be less than the par value of a Share on the date the Option is granted. The Company has not granted any Options pursuant to the Plan as of April 30, 1997. See "Description of the Plan" and "Plan of Distribution--Option Shares."


    WARRANT SHARES. The Warrant Shares will be issued by the Company from time to time as and if the Warrant is exercised. The Warrant was granted on November 1, 1992 (the "Grant Date") and is exercisable for a period of seven years after the Grant Date. The Warrant entitles the holder to purchase 15,000 Warrant Shares at an exercise price of $5.75 per share, 15,000 Warrant Shares at an exercise price of $7.50 per share, and 15,000 Warrant Shares at an exercise price of $12.00 per share, subject to adjustment in certain circumstances. See "Plan of Distribution--Warrant Shares."



    NATIONSBANK SHARES. The NationsBank Shares will be issued by the Company from time to time as and if the NationsBank Warrant is exercised. The NationsBank Warrant was granted on October 31, 1997 and is exercisable at any time until October 31, 2007. The NationsBank Warrants entitle the holder(s) thereof to acquire 500,150 NationsBank Shares, subject to adjustment in certain circumstances. See "Plan of Distribution--NationsBank Shares."



    KLUGE SHARES. The Kluge Shares were sold to Chase Manhattan Bank, John W. Kluge and Stuart Subotnick Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge pursuant to Stock Purchase Agreements dated as of April 28, 1997 between (i) the Company and Kluge, dated as of April 28, 1997, as to 200,000 of the Kluge Shares and (ii) Charles H. Robbins and Kluge, dated as of May 2, 1997, as to 300,000 of the Kluge Shares. The Kluge Shares were acquired at a price of $13.00 per share. The Kluge Shares may be offered by Kluge from time to time by open market transactions, registered transactions or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution--Kluge Shares."



    CONVERSION SHARES. The Conversion Shares consist of an estimated 4,561,258 shares of Common Stock that will be issued by the Company from time to time upon the conversion of the Series B Preferred Stock, which was issued in a private placement completed on December 30, 1997. See "Plan of Distribution--Conversion Shares." The number of the Conversion Shares offered hereby is an estimate based upon (i) Conversion Price of $15.50 the closing market price of Common Stock on February 26, 1998, (ii) the exercise of the Convertible Stock Warrants as of the date of their issue and (iii) the conversion of all outstanding shares of Series B Preferred Stock. This number is subject to adjustment and could be materially more or less than such estimated amount depending on factors that cannot be predicted by the Company at this time, including, without limitation, the future market price of the Common Stock and the decision of the holders of the Series B Preferred Stock as to when and in what amounts to convert their shares of Series B Preferred Stock. This presentation is not intended to constitute a prediction as to future market price of the Common Stock or when and in what amount holders of the Series B Preferred Stock will elect to convert their shares. See "Risk Factors--Effect of Conversion of Series B Preferred Stock; Description of Capital Stock--Series B Preferred Stock."



    ROBBINS FAMILY SHARES. The Robbins Family Shares consist of (i) 1,423,458 shares held by Charles H. Robbins, (ii) 100,000 shares held by Ellen E. Robbins, individually, (iii) 93,400 shares held by Ellen E. Robbins, Trustee under Trust Indenture dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor, (iv) 100,000 shares held by Ellen E. Robbins, Trustee, under Trust Indenture dated October 1, 1985, FBO Lee S. Robbins, Charles H. Robbins, Grantor and (v) 109,000 shares held by Charles B. Robbins. The Robbins Family Shares may be offered by the Robbins Family from time to time by open market transactions, negotiated transactions, or a combination of such methods, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution--Robbins Family Shares."



    The Option Shares, the Warrant Shares, the NationsBank Shares, Kluge Shares, Conversion Shares and the Robbins Family Shares are collectively referred to herein as the "Shares."



    The Common Stock is traded on the New York Stock Exchange under the symbol PPH. On February 26, 1998, the closing price of the Common Stock as reported by the New York Stock Exchange was $15.50 per share.



    The Company will use the net proceeds from the sales of the Option Shares and Warrant Shares for general corporate purposes. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. For a description of certain income tax consequences to holders of the Options and the Option Shares issued upon the exercise thereof, see "Certain United States Federal Income Tax Consequences."

                         ------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DESCRIPTION OF CERTAIN FACTORS THAT
                SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF         THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------


               THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W, Washington D.C. 20549 and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (such registration statement, together with all amendments and exhibits thereto, being hereinafter referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration under the Securities Act of the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents previously filed with the Commission by the Company pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended April 30, 1997, the Company's Quarterly Reports on Form 10-Q for the three months ended July 31, 1997 and October 31, 1997, the Company's Current Report on Form 8-K and Form 8-K/A, dated November 17, 1997 and January 20, 1998, respectively, and the Company's Current Report on Form 8-K dated January 6, 1998, and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, Amendment 1, filed on August 11, 1992, including any amendments or reports filed for the purpose of updating such description.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to: Anthony M. Picini, Executive Vice President, PHP Healthcare Corporation, 11440 Commerce Park Drive, Reston, Virginia 20191, telephone (703) 758-3600.

                                  RISK FACTORS



    In addition to the other information contained in this Prospectus and in the documents incorporated herein by reference, prospective purchasers of the Shares should carefully consider the factors set forth below before purchasing the Shares.



CAPITATED NATURE OF REVENUE



    The Company provides a portion of its services on a capitated basis, and the Company intends to negotiate additional capitated agreements with managed care organizations or assume such contracts in connection with its affiliation with primary care practices. Such contracts, typically referred to as "risk sharing" contracts, are arrangements between the Company and another managed care organization under which the Company agrees to provide certain health care services, as required by members of such managed care organization, in exchange for a fixed fee per member per month. Under these contracts, the Company bears the risk that the cost of the services it is required to provide will exceed the fixed fees it is entitled to receive. In order for such risk sharing contracts to be profitable for the Company, the Company must effectively manage the utilization rate of primary care services, specialty physician services, and hospital services delivered to members of the managed care organization. There can be no assurance that the capitation fees that the Company will receive will be sufficient to recover the costs of the health care services it will be required to provide.



DEPENDENCE ON PRIMARY CARE PHYSICIANS



    Primary care physicians are a key operating component of the Company's integrated health care delivery networks. The Company competes for exclusive primary care physician affiliations with a variety of networks including group practices, IPAs, HMOs, practice management companies and hospitals. Most primary care physicians have traditionally practiced independently or in small single specialty groups. The competitive and operational disadvantages to the physician of this type of practice structure have compelled many of these physicians to evaluate alternatives. The process of negotiating these affiliations is competitive, complex and time-consuming. There can be no assurance that the Company will continue to be able to identify and secure affiliations with a sufficient number of primary care physicians to operate its integrated health care delivery networks effectively.



DEPENDENCE ON CERTAIN RELATIONSHIPS



    Effective October 31, 1997, the Company completed the acquisition of 18 health care centers and related assets from HIP of New Jersey, Inc. ("HIP") for approximately $80 million including transaction costs (the "HIP Transaction"). HIP is a New Jersey not-for-profit health maintenance organization. In connection with the acquisition, the Company also entered into a Health Services Agreement with HIP. Pursuant to the Health Services Agreement, PHP will arrange for the provision of health care services for more than 200,000 HIP members over the next 20 years on a capitated basis, with the capitation payments calculated as a percentage of the premiums collected by HIP. The percentage of premiums will decrease gradually over the first five years of the contract and will remain fixed for the last 15 years of the agreement. Based upon HIP's current premium rates and enrollment, the Company is currently receiving capitation payments and other revenues of approximately $30 million per month. In addition to arranging for medical care, the Company will also be delegated the responsibility for certain administrative functions, including provider relations, utilization management and claims payment. The Health Services Agreement has a 20-year term and may be renewed for successive 5-year periods. This agreement also permits HIP to buy out the contract after December 31, 2000 and prior to December 31, 2003, at a price equal to the greater of (i) the unamortized purchase price paid by the Company or (ii) the value of the agreement through the end of the initial 20-year term. For the year ended April 30, 1997 and for the six months ended October 31, 1997, on a pro forma basis after giving effect to the HIP Transactions, approximately 60% and

60.6%, respectively, of the Company's revenues and an even greater percentage of gross profits would be derived from the HIP relationship. The termination of the Health Service Agreement would have a material adverse effect on the Company's business, financial condition and results of operations.



    In addition, the Company has two contracts, one with the District of Columbia Department of Human Services ("DCDHS") (concerning the Company's Medicaid HMO in the District of Columbia) and one with the Medigroup, Inc., a wholly owned subsidiary of BCBSNJ (related to the provision of health care services to BCBSNJ beneficiaries under a global capitation arrangement) which, for the year ended April 30, 1997 and for the six months ended October 31, 1997, accounted for 33.5% and 30.8%, respectively, of the Company's revenues, and an even greater percentage of the Company's gross profits. On a pro forma basis after giving effect to the HIP Transaction, for the year ended April 30, 1997 and for the six months ended October 31, 1997, these two contracts accounted for 13.4% and 12.1%, respectively, of the Company's revenues. The DCDHS contract and the BCBSNJ contract individually accounted for 19.8% and 13.7%, respectively, of the Company's revenues in fiscal 1997 and 16.3% and 14.5 %, respectively, of the Company's revenues for the six months ended October 31, 1997. On a pro forma basis after giving effect to the HIP Transaction, for fiscal year 1997 and the six months ended October 31, 1997, the DCDHS contract and the BCBSNJ contract individually accounted for 7.9% and 5.5%, and 6.4% and 5.7%, respectively. The loss of either the DCDHS contract or the BCBSNJ contract would have a material adverse effect on the Company's business, financial condition and results of operations.



    The Company's accounts receivable as of October 31, 1997 include gross amounts due from the DCDHS and the United States Department of Health and Human Services totalling $23.3 million related to the cost settlement for the three-year contract period ended September 30, 1994, and related to the cost settlement for the contract period beginning October 1, 1994. In the quarter ending January 31, 1997, the Company established a reserve of $9.8 million against its Medicaid receivable from DCDHS, principally relating to services provided during the period 1992 through 1994, resulting in a net receivable of $13.5 million. The Company cannot predict when or whether any of the unreserved amounts will be paid. The failure of the Company to collect such amounts would have a material adverse effect on the Company's business, financial condition and results of operations.



    For several years the Company engaged in on-going good faith discussions and negotiations with the District regarding the amounts due for the 1992 through 1994 contract periods. In February 1997, that process ultimately resulted in an agreement to settle these amounts due the Company for $18.9 million. The agreement was signed and approved by two different departments in the District government, but required approval for payment by the District's Chief Financial Officer. In early March 1997, through comments in the local press, the Company learned that the Chief Financial Officer was not going to approve payment. Consequently, in light of the clearly prolonged timeframe to resolve the issues surrounding payment of these receivables, and in particular to receive a formal response from the District providing substantiation for the denial of payment, the Company has determined to recognize reserves of $9.8 million in the quarter ended January 31, 1997 against its Medicaid receivables from the District of Columbia, principally relating to services provided during the 1992 to 1994 contract periods. The Company remains committed to pursuing its contractual rights for the amounts it is due from the District. No further resolution or final determination of the amounts due have been forthcoming from the District.



LIMITATIONS ON THIRD PARTY REIMBURSEMENT



    A major portion of the Company's revenues is derived from governmental programs. In particular, for the year ended April 30, 1997 and the six months ended October 31, 1997, approximately 26.5% and 26.4%, respectively, of the Company's revenues (10.6% and 10.4%, respectively, on a pro forma basis after giving effect to the HIP Transaction) were derived from the Medicaid program, a cooperative state-federal program for medical assistance to the needy. Reflecting a trend in the health care industry, third party payors increasingly are negotiating with health care providers such as the Company concerning the prices charged for medical services, with the goal of lowering reimbursement and utilization rates. There can be no assurance that any future reduction in reimbursement rates would be offset through enhanced operating efficiencies, or that any such enhancement of operating efficiencies would occur. Third party payors may also deny reimbursement if they determine that a treatment was not performed in accordance with the cost-effective treatment methods established by such payors, was experimental, or for other reasons.



    Congress continues to make cutbacks in the Medicare and Medicaid programs providing for reductions in the rate of spending increases in the Medicare and Medicaid programs. These cutbacks, budgetary constraints at both the federal and state levels, and increasing public and private sector pressures to contain health care costs are likely to continue to lead to significant reductions in government and other third party reimbursements for medical charges which could adversely affect the Company.


GOVERNMENT REGULATION

    UNCERTAINTY RELATED TO REGULATORY ENVIRONMENT.


    Virtually all aspects of the health care industry are subject to extensive federal and state regulation. Various federal and state laws, which are interpreted and enforced by courts and regulatory authorities with broad discretion, regulate the relationships between the Company and its affiliated physicians, hospitals and ancillary health care providers. These laws include
(i) the anti-fraud and abuse provisions of the Medicaid and Medicare statutes, which prohibit certain business practices and relationships that may affect the provision and cost of health care services reimbursable under the Medicaid and Medicare programs, including the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of patients or for the provision of goods or services; (ii) the anti-kickback provisions of the Social Security Act, which restrict physician referrals to certain providers, including hospitals, with which the physician has a financial arrangement; (iii) the laws of some states, which prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from engaging in the practice of medicine; (iv) the laws of most states, which regulate the business of insurance and the operation of HMOs; (v) federal antitrust laws, which prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and division of market; and (vi) federal and state civil and criminal statutes which prohibit health care providers from fraudulently or wrongfully overcharging governmental or other third party payors for health care services. Violations of these laws could result in substantial civil or criminal penalties, exclusion from the Medicaid and Medicare programs, and suspension or debarment from obtaining government contracts. Although the Company seeks to structure its operations and arrange its business relationships so as to comply with all applicable legal requirements (including the laws and regulations mentioned above), there can be no assurance that, upon review of the Company's business, courts or regulatory authorities might not adopt or assert a contrary position, that the Company's present or future operations might not be successfully challenged as violating, or determined to have violated, such legal requirements, or that new laws and regulations, or the interpretation of existing laws and regulations, might not require the Company to restructure some or all of its operations or adversely effect the Company's business relationships. Any such result could have a material adverse effect on the Company.


    POTENTIAL FEDERAL AND STATE INVESTIGATIONS.

    As part of the pervasive regulation of the health care industry by federal and state governments, these governments have begun intensive investigations and audits of health care providers to determine whether the providers are overcharging for medical services and procedures for Medicare and Medicaid patients. In cases in which the overcharging is deemed intentional and meets other criteria, the federal or state government may seek criminal, civil, or administrative sanctions against health care providers. This could result in exclusion from the Medicare and Medicaid programs and could result in suspension or debarment from government contracts. Any such exclusion, suspension or debarment of the Company could have a material adverse effect upon the Company's business.

    TRUTH IN NEGOTIATIONS ACT.

    Under the Truth in Negotiations Act, the federal government is entitled for three years after final payment on certain negotiated contracts or contract modifications to examine all of the Company's cost records with respect to such contracts to determine whether the Company furnished complete, accurate, and current cost or pricing data to the government in connection with the negotiation of the price of the contract or modification. The federal government also has the right for up to six years after final payment to seek a downward adjustment to the price of a contract or modification if it determines that the contractor failed to disclose complete, accurate and current data.

    UNCERTAINTY RELATING TO HEALTH CARE REFORM.


    Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation thus far, there are currently numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have an adverse effect on the Company.



DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS



    The Company's management information systems are critical to its ability to manage care efficiently and to be competitive in the market. The Company relies on these systems to support practice operations and to facilitate the management and monitoring of clinical performance. Clinical guidelines, practice protocols, case management and utilization review systems are all essential to the Company's ability to secure, and operate profitably under, capitated and shared-risk contracts. There can be no assurance that the Company will be able to refine and enhance these systems to keep them current and competitive.



HISTORICAL LOSSES



    The Company reported net losses of $4.1 million, $9.3 million and $3.8 million for the fiscal years ended April 30, 1997, 1994 and 1993, respectively. Although the Company was profitable for the six months ended October 31, 1997, and the fiscal years ended April 30, 1996 and 1995, there can be no assurance that it will operate profitably in the future, or have earnings or cash flow sufficient to comply with the financial covenants to which it is subject or to cover its fixed charges. As a consequence of the losses reported in fiscal 1993, 1994, and 1997 the Company failed to comply with certain financial covenants under its credit agreement. The Company obtained waivers for such noncompliance and the Company's bank modified the applicable financial covenants. In the future, any failure by the Company to comply with the financial covenants contained in its credit agreement (or in any replacement credit facility) could result in a default under such facility which could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON GOVERNMENT CONTRACTS


    Contracts with various federal, state and local government agencies (excluding agreements concerning the Company's Medicaid HMO in the District of Columbia) accounted for approximately 41.9% and 30.9% of the Company's revenues for the year ended April 30, 1997 and the six months ended October 31, 1997, respectively (16.7% and 12.2%, respectively, on a pro forma basis after giving effect to the HIP Transaction). Revenues from contracts and subcontracts with the United States Department of Defense accounted for approximately 20.6% and 18.5% of the Company's revenues for the year ended April 30,

1997 and the six months ended October 31, 1997, respectively (8.2% and 7.3%, respectively, on a pro forma basis after giving effect to the HIP Transaction). These contracts are obtained primarily through the competitive bidding process as governed by applicable federal and state statutes and regulations, and generally may be modified or terminated for the convenience of the government agency at any time during the term of the contract. Contracts are generally awarded for a base period of less than one year and corresponding with the government agency's fiscal year, have two-to-four one-year renewals at the option of the government agency, and are subject to appropriation of funds annually by the appropriate legislative body. There is, therefore, no assurance that the Company will be able to retain its contracts or, if retained, that all of such contracts will be fully funded.


    Under the competitive bidding process, unsuccessful bidders may protest the award of a contract to another bidder in accordance with a government appeals process if they believe the award was improper. Such protests could result in the rebidding, delay or loss of contracts. In addition, contracts with government agencies are generally complex in nature and subject contractors to extensive regulation under federal, state and local law. For example, government contractors are subject to audits which can result in adjustments to contract costs and fees.

    The Company believes that it has complied in all material respects with applicable government regulations. In certain circumstances in which a contractor has not complied with the terms of a contract or with regulations or statutes, the contractor may be debarred or suspended from obtaining future contracts for a specified period of time. Moreover, pursuant to recent statutes and regulations, a suspension or debarment from obtaining future federal contracts will also result in a reciprocal suspension or debarment from participation in non-procurement federal programs, such as Medicare, Medicaid, and other federally-funded grant programs. Any such suspension or debarment of the Company could have a material adverse effect upon the Company's business.

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent on the skill and efforts of its senior management. The loss of key management personnel or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could adversely affect the Company's business.

COMPETITION


    The managed care industry is highly competitive and is subject to continuing changes in how services are provided and how providers are selected and paid. Increased enrollment in prepaid health care plans due to health care reform or for other reasons, increased participation by physicians in group practices and other factors may attract new entrants into the managed care industry and result in increased competition for the Company. Certain of the Company's competitors are significantly larger, have substantially greater financial resources and may have longer established relationships with payors than the Company. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market, or that such competition will not make it more difficult to develop, consolidate and manage integrated health care delivery networks on terms beneficial to the Company.


EXPOSURE TO PROFESSIONAL LIABILITY

    Due to the nature of the Company's business, there are asserted from time to time medical malpractice lawsuits and other claims against the Company, some of which are currently pending, which subjects the Company to the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the negligence of physicians employed or contracted by the Company. To the extent such physicians are employees of the Company or were regarded as agents of the Company in the practice of medicine, the Company would, in most instances, be held liable for their negligence. In addition, the Company could be found in certain instances to have been negligent in performing its management services under contractual arrangements, even if no agency relationship with the physician were found to exist. In some cases, the Company's contracts with hospitals and third party payors require the Company to indemnify such other parties for losses resulting from the negligence of physicians who were employed or managed by or affiliated with the Company.


    The Company maintains professional and general liability insurance on a claims made basis in amounts deemed appropriate by management, based on historical claims and the nature and risks of its business. There can be no assurances, however, that an existing or future claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent and able to meet its obligations to provide coverage for any such claim or claims or that such coverage will continue to be available or available with sufficient limits and at a reasonable cost to adequately and economically insure the Company's operations in the future. A judgment against the Company in excess of such coverage could have a material adverse effect on the Company.


POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has experienced a high degree of volatility. There can be no assurance that such volatility will not continue or become more pronounced. In addition, recently the stock market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes that factors such as quarterly fluctuations in the financial results of the Company or its competitors and general conditions in the industry, the overall economy and the financial markets could cause the price of the Common Stock to fluctuate substantially.


EFFECT OF CONVERSION OF SERIES B PREFERRED STOCK



    In December 1997, the Company sold 70,000 shares of Series B Preferred Stock to accredited investors in a private placement. See "Recent Developments -- Private Placement." The exact number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock depends on the Conversion Price in effect at the time of conversion. Because the Conversion Price is equal to the lowest reported trade over a specified period of trading days adjusted for a certain discount, the number of shares of Common Stock issuable upon conversion will vary inversely with the market price of the Company's Common Stock. Holders of the Common Stock will be diluted by any issuances of Common Stock upon conversion of the Series B Preferred Stock and may be substantially diluted depending upon the market price of the Common Stock.



    As noted above, the exact number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock cannot currently be determined but such issuances will vary inversely with the market price of the Common Stock, and such shares will be issued at a discount which increases to 9% if Series B Preferred Stock is held through the last day of the eleventh month after issuance. The current holders of Common Stock will be diluted by issuances of Common Stock upon conversion of the Series B Preferred Stock to an extent that depends on the future market price of the Common Stock, the timing of conversions of Series B Preferred Stock and exercise of the related placement agent warrants, and whether the Company opts to pay cash in lieu of additional shares of Common Stock upon conversion of Series B Preferred Stock. The potential effects of any such dilution on the existing shareholders of the Company include the significant diminution of the current shareholders' economic and voting interests in the Company. In addition, pursuant to the terms of the Series B Preferred Stock purchase agreement and depending upon the Conversion Price, the Company may be required to register additional shares of Common Stock to cover the conversion of the Series B Preferred Stock. The registration and sale of such additional shares of the Common Stock of the Company, or the prospect thereof, could have a material adverse affect on the market price of the Common Stock.

FAILURE TO OBTAIN STOCKHOLDER APPROVAL FOR ISSUANCE OF ADDITIONAL SHARES



    The rules of the New York Stock Exchange ("NYSE") require, as a condition to listing, that issuers obtain stockholder approval of the issuance of additional shares of Common Stock equal to 20% or more of the number of shares or voting power then issued and outstanding. The Company intends to seek the approval of its stockholders of the issuance of Common Stock issuable upon conversion of the Series B Preferred Stock in accordance with its listing agreement with the NYSE. It is presently expected that such approval will be sought at a special meeting of stockholders to be called solely for that purpose.



    If the stockholder approval sought is not obtained, the Company will be prohibited under the terms of its listing agreement with the NYSE from issuing more than an aggregate of approximately 2,300,000 shares (plus any listed shares then held in the Company's treasury) of Common Stock in connection with the conversion of the Series B Preferred Stock (slightly less than 20.0% of the shares of Common Stock outstanding on the date of the private placement). If the approval sought is not granted by stockholders or if such approval is not for any reason received by May 31, 1998, the Company will be obligated to redeem, at the Special Redemption Price (as defined below), Series B Preferred Stock which, in its reasonable judgment, will permit conversion of the remaining shares of Series B Preferred Stock without breaching any obligation of the Company under the Company's listing agreement with the NYSE. The "Special Redemption Price" means a cash payment equal to 110% of the liquidation preference of such shares. Such redemption must be completed within 15 days of the event which required such redemption. After issuance of all such shares of Common Stock, the Company will be required upon conversion of shares of Series B Preferred Stock in accordance with the terms thereof to redeem such shares at the Special Redemption Price. Any delay in payment will cause such redemption amount to accrue interest at the rate of 0.1% per day until paid.



    Under the terms of the Series B Preferred Stock purchase agreements (the "Preferred Stock Agreements"), the amount of cash which the Company would be required to return in the event of stockholder disapproval will depend on the per share market price on the Common Stock on the date such payment must be made. Because of the manner in which the Conversion Price is determined under the Preferred Stock Agreement, the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock will increase if the market price of the Common Stock decreases. Accordingly, if the market price of the Common Stock decreases, the number of shares of Series B Preferred Stock which could not be converted into Common Stock would increase and the amount of cash that the Company would be required to pay to holders of the Series B Preferred Stock would increase. There can be no assurance that the Company will have available the cash resources to satisfy future obligations which might arise depending on the future market price of the Common Stock, or that such payments would not have a material adverse effect on the Company's financial position or ability to execute its growth plans.


CONTROL BY MANAGEMENT AND CERTAIN STOCKHOLDERS


    As of February 20, 1998, certain of the Company's executive officers and directors and related entities (the "Shareholders") currently hold an aggregate of approximately 12.0% of the outstanding Common Stock (23.7% including shares issuable upon the exercise of options or the conversion of convertible securities held by such persons and exercisable or convertible within 60 days) and may exercise a controlling influence over the outcome of matters submitted to the Company's stockholders for approval. In addition, pursuant to the terms of an Employment Agreement (the "Employment Agreement") entered into as of February 24, 1997 between the Company and Charles H. Robbins, the Company's former Chairman and Chief Executive Officer, Mr. Robbins and his wife, Ellen Robbins, agreed to vote Common Stock beneficially owned by them, at their option, either (i) in accordance with the recommendation of the Board of Directors of the Company or (ii) pro rata in the same manner and proportion that votes of the other stockholders of the Company have been cast. Mr. and Mrs. Robbins have agreed to vote in such a manner until the earlier of (i) January 31, 1999 or (ii) a Change of Control (as defined in the Employment Agreement). Including the Common Stock beneficially owned by Mr. and Mrs. Robbins, the Shareholders have voting control of an aggregate 26.3% of the Outstanding Common Stock (36.1% including shares issuable upon the exercise of options or the conversion of convertible securities held by the Shareholders and the Robbins and exercisable or convertible within 60 days). As a result, such executive officers, directors and related entities collectively may have the power to delay, defer or prevent a change in control of the Company.


ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CHARTER AND BY-LAW PROVISIONS

    Certain provisions of the Company's certificate of incorporation, by-laws and Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include a classified Board of Directors, the ability of the Board of Directors to authorize the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, elimination of the stockholders' ability to take any action without a meeting, and establishment of certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. In addition, the Company has distributed preferred stock purchase rights which could cause substantial dilution to a person or group that attempts to acquire a controlling interest in the Company. The Company is also subject to Section 203 of the Delaware General Corporation Laws which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an "interested stockholder." See "Description of Capital Stock."

RISKS ASSOCIATED WITH "FORWARD-LOOKING" STATEMENTS

    This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                  THE COMPANY

GENERAL


    PHP develops, consolidates and manages integrated health care delivery networks. Through its networks of affiliated group and independent practice association ("IPA") physicians, hospitals and ancillary health care providers, the Company markets and provides primary and specialty health care services to third party payors, self-insured employers and government agencies. As of January 31, 1998, PHP was operating 100 healthcare projects in 31 states and was affiliated with over 7,500 physicians through network, employment and a variety of other arrangements, providing health care resulting in over two million patient visits per year.



    PHP was organized as a Delaware corporation in January 1986 and succeeded to the business of a predecessor corporation by merger in March 1986. The Company's corporate headquarters is located at 11440 Commerce Park Drive, Reston, Virginia, 20191, and its telephone number at that address is (703) 758-3600. Unless the context otherwise requires, all references herein to the "Company" include PHP and its subsidiaries.

                                USE OF PROCEEDS


    The net proceeds from the sale of the Option Shares and the Warrant Shares, as and if received, will be used by the Company for general corporate purposes.



    The Company will not receive any proceeds from any sales of the Robbins Family Shares, the Kluge Shares, the NationsBank Shares or the Conversion Shares.


                            DESCRIPTION OF THE PLAN

    The following description of the Plan and its administration is qualified in its entirety by reference to the full text of the Plan, a copy of which is an exhibit to the Registration Statement.

PURPOSE OF THE PLAN

    The purpose of the Plan is to strengthen the Company by providing an incentive to certain directors, officers, employees, and certain consultants and advisors of the Company and its Affiliates, Associates and Subsidiaries (each as defined under Rule 12b-2 under the Exchange Act) and thereby encouraging them to devote their abilities and industry to the success of the Company's business enterprise.

SHARES AVAILABLE FOR ISSUANCE

    The maximum number of Shares that may be issued under the Plan is 100,000. Unexercised Options that expire, terminate or are canceled become again available for Options under the Plan.

ADMINISTRATION

    The Plan shall be administered by a committee (the "Committee") whose members are appointed by the Board of Directors of the Company. The Committee shall consist of at least two officers or directors of the Company and may consist of the entire Board. Subject to the terms and conditions of the Plan, the Committee shall have the power from time to time to, among other things, construe and interpret the Plan and the Options granted under the Plan to correct defects, omissions and inconsistencies in the Plan, and to establish, amend and revoke rules and regulations for the administration of the Plan. All decisions and determinations by the Committee are final, binding and conclusive upon the Company, its Subsidiaries, persons granted Options under the Plan ("Optionees"), and all other persons having any interest therein.

    The Committee acts as manager of, and not trustee of, the Plan. Members of the Committee or the Board of Directors receive no compensation for their services in connection with their administration of the Plan. As of the date of this Prospectus, the members of the Board of Directors and the Committee are listed in the Company's Annual Report on Form 10-K. Requests for additional information should be directed to Anthony M. Picini, Executive Vice President and Chief Financial Officer, PHP Healthcare Corporation, 11440 Commerce Park Drive, Reston, VA, 20191.

ERISA; INTERNAL REVENUE CODE

    The Plan is not subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Options granted under the Plan may only be nonqualified stock options. See "Certain United States Federal Income Tax Consequences" below for information concerning the tax treatment of Options and the Shares issued upon the exercise thereof.

ELIGIBILITY

    The Plan provides that Options may be granted to any director, officer, employee, consultant or advisor of the Company, any Subsidiary, Affiliate or Associate of the Company or to any person with whom the Company or any Subsidiary, Affiliate or Associate has a management or services agreement including, without limitation, (i) any duly licensed doctor of medicine who provides health care services in any health care network, plan or product sponsored or administered by the Company or any Subsidiary, Affiliate or Associate, or (ii) any professional medical corporation, the employees of which include a duly licensed doctor of medicine who provides health care services in any health care network plan or product sponsored or administered by the Company or any Subsidiary, Affiliate or Associate ("Eligible Person"). Notwithstanding the foregoing, the term "Eligible Person" shall not include any officer or director of the Company who is subject to reporting under Section 16(a) of the Exchange Act.

    Subject to the terms and conditions of the Plan, the Committee shall determine the Eligible Persons to whom Options shall be granted under the Plan and the number of such Options to be granted, and prescribe the terms and conditions of each such Option, including the purchase price per Share subject to each Option. The Plan does not provide for a maximum or minimum number of shares of Common Stock that may be granted under Options to any Eligible Person.

TERMS AND CONDITIONS OF OPTIONS

    Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement ("Agreement") between the Optionee and the Company, and is subject to the following additional terms and conditions:

    PURCHASE PRICE. The purchase price per Share under each Option granted under the Plan shall be determined by the Committee and shall not be less than the par value of a Share on the date the Option is granted.

    MAXIMUM DURATION. Options granted under the Plan shall be for such term as the Committee shall determine, provided that an Option shall not be exercisable after the expiration of ten (10) years from the date it is granted.

    VESTING. Each Option shall become exercisable in such installments and at such times as may be designated by the Committee and set forth in the Agreement and may be exercised in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

    MODIFICATION. The Committee may amend or modify any Agreement in any manner consistent with the terms of the Plan, provided that no modification of an Option may adversely alter or impair any rights or obligations under the Option without the Optionee's consent.

    NON-TRANSFERABILITY. No Option granted under the Plan shall be transferable by the Optionee to whom granted except by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of such Optionee only by the Optionee or his or her guardian or legal representative. The terms of such Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Optionee.

    METHOD OF EXERCISE. The exercise of an Option shall be made only by a written notice delivered in person or by mail to the Secretary of the Company at the Company's principal executive office, specifying the number of shares to be purchased and accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted. The purchase price for any Shares purchased pursuant to the exercise of an Option shall be paid in full in cash upon such exercise. Notwithstanding the foregoing, the Committee shall have the discretion to determine at the time of grant of each Option or at any later date (up to and including the date of exercise) that the form of payment acceptable in respect of the exercise of such Option may consist of either of the following (or any combination thereof): (i) cash or (ii) the transfer of Shares to the Company upon such terms and conditions as determined by the Committee. Any Shares transferred to the Company as payment of the purchase price under an Option shall be valued at their Fair Market Value on the day preceding the date of exercise of such Option. In addition, Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures (other than Share withholding) which are, from time to time, deemed acceptable by the Committee. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares.

    RIGHTS OF OPTIONEES. No Optionee shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until (i) the Option shall have been exercised pursuant to the terms thereof, (ii) the Company shall have issued and delivered Shares to the Optionee and (iii) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend, and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

EFFECT OF A TERMINATION OF SERVICE

    The Agreement evidencing the grant of each Option shall set forth the terms and conditions applicable to such Option upon a termination or change in the Optionee's status as an Eligible Person, including a termination or change by reason of the sale of the Company's interest in any Subsidiary, Affiliate, Associate or Division, which shall be as the Committee may, in its discretion, determine at the time the Option is granted or thereafter.

EFFECT OF CERTAIN TRANSACTIONS

    Except as otherwise provided in an Agreement, in the event of (i) the liquidation or dissolution of the Company or (ii) a merger or consolidation of the Company (a "Transaction"), the Plan and the Options issued thereunder shall continue in effect in accordance with their respective terms, except that following a Transaction each Optionee shall be entitled to receive in respect of each Share subject to any outstanding Options, upon exercise of any Options, the same number and kind of stock, securities, cash, property, or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; PROVIDED, HOWEVER, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Options prior to such Transaction.

WITHHOLDING OF TAXES

    At such times as an Optionee recognizes taxable income in connection with the receipt of Shares or cash under the Plan (a "Taxable Event"), the Optionee shall pay to the Company an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld by the Company in connection with the Taxable Event (the "Withholding Taxes") prior to the issuance, or release from escrow, of such Shares or the payment of such cash. The Company shall have the right to deduct from any payment of cash to an Optionee an amount equal to the Withholding Taxes in satisfaction of the obligation to pay Withholding Taxes. In satisfaction of the obligation to pay Withholding Taxes to the Company, the Optionee may make a written election, which may be accepted or rejected in the discretion of the Committee to have withheld a portion of the Shares then issuable to him or her having an aggregate Fair Market Value equal to the Withholding Taxes.

ADJUSTMENT OF SHARES UPON CHANGES IN CAPITALIZATION OR REORGANIZATION

    In the event of any Change in Capitalization the Committee shall determine the appropriate adjustments, if any, to the (i) maximum number and class of Shares or other stock or securities with respect to which Options may be granted under the Plan and (ii) the number and class of Shares or other stock or securities which are subject to outstanding Options granted under the Plan and the purchase price therefor, if applicable. A Change in Capitalization could result from a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or similar event.

TERMINATION AND AMENDMENT OF THE PLAN

    The Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption by the Board and no Option may be granted thereafter. The Board may sooner terminate the Plan and may at any time and from time to time amend, modify or suspend the Plan; PROVIDED, HOWEVER, that: no such amendment, modification, suspension or termination shall impair or adversely alter any Options theretofore granted under the Plan, except with the consent of the Optionee, nor shall any amendment, modification, suspension or termination deprive any Optionee of any Shares which he or she may have acquired through or as a result of the Plan.

                          DESCRIPTION OF CAPITAL STOCK


    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share, of which 50,000 have been designated as Series A Junior Participating Preferred Stock and 80,800 have been designated as Series B Preferred Stock. Certain Preferred Stock Purchase Rights were distributed pursuant to a dividend distribution declared April 10, 1992, and the Series A Junior Participating Preferred Stock was reserved for issuance upon exercise of such rights. As of October 31, 1997, 11,559,930 shares of Common Stock were outstanding and held by approximately 950 shareholders of record. As of December 31, 1997, 70,000 shares of Series B Preferred Stock were outstanding and held by approximately 60 holders of record.


COMMON STOCK

    Subject to the prior rights of any shares of Preferred Stock which may be issued in the future, the holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of the Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of shareholders. Since holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares of Common Stock present and voting at an annual meeting at which a quorum is present can elect all the directors of the Company to be elected at such meeting. The holders of Common Stock have no preemptive rights or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock.


    The Transfer Agent for the Company's Common Stock is The Bank of New York.


PREFERRED STOCK

    The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more classes or series and to fix by resolution or resolutions (without further stockholder action) the voting rights, if any, and the designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, including, without limitation, the dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and liquidation rights of each such class or series. In addition, the Board of Directors is empowered to determine the number of shares constituting each class and series of Preferred Stock and, subject to compliance with applicable law, to increase or decrease the number of shares of each such class or series. The Board of Directors may, without shareholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of holders of Common Stock.


SERIES A PREFERRED STOCK PURCHASE RIGHTS



    The description of certain Preferred Stock Purchase Rights distributed pursuant to a dividend distribution declared by the Company's Board of Directors on April 10, 1992, and of the shares of Series A Junior Participating Preferred Stock reserved for issuance upon exercise of such Rights, is incorporated by reference to Item 1 of the Company's Form 8-A, dated April 10, 1992, filed with the Securities and Exchange Commission on April 13, 1992.



    The Preferred Stock Purchase Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of the Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company.



SERIES B PREFERRED STOCK



    The following description of the Series B Preferred Stock is qualified in its entirety by reference to the Certificate of Designations, a copy of which is an exhibit to the Registration Statement.



    DIVIDENDS. The holders of the Series B Preferred Stock are not entitled to receive dividends.



    VOTING RIGHTS. The holders of Series B Preferred Stock have no voting rights, except (i) as to whether a consolidation or merger of the Company or a sale of substantially all of the Company's assets is deemed a liquidation or
(ii) as provided by law. The holders of the Series B Preferred Stock have no right to vote on the proposal in this Proxy Statement.



    LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of the Common Stock or any other class or series of shares except any class or series which is entitled to priority over the Series B Preferred Stock, the amount of $1,000 per share plus any amounts accrued but unpaid under Section 1.4(b)(iv) of the Preferred Stock Agreement (the "Liquidation Preference"). A consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, shall, at the option of the holders of the Series B Preferred Stock, be deemed a liquidation, dissolution or winding up of the Company if the shares of stock of the Company (along with all derivative securities) outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or of the acquirer of the Company's assets in the case of a sale of assets). Such option may be exercised by the vote or written consent of holders of a majority of the Series B Preferred Stock at any time within thirty calendar days after written notice of the essential terms of such transaction shall have been given to the holders of the Series B Preferred Stock. Such notice shall be given by the Company immediately following determination of such essential terms. If such option is exercised, the holders of the Series B Preferred Stock shall be entitled to receive, in cash, immediately upon the occurrence of such transaction, an amount per share equal to the Liquidation Preference. This provision shall not apply to a business combination in which substantially all the Common Stock of the Company is converted into or exchanged for voting common stock of the corporation surviving such business combination, if (i) such common stock of the surviving corporation is listed and traded on the NASDAQ National Market or the New York Stock Exchange, and (ii) the Board of Directors of the Company determines in good faith that the conversion rights and other rights and preferences of the Series B Preferred Stock are preserved and not rendered of less value by the terms of such business combination.



    CONVERSION. The shares of Series B Preferred Stock are convertible into shares of the Company's common stock upon the earlier of April 1, 1998 or the date on which the registration statement relating to the resale of the Common Stock issuable upon conversion of the Series B Preferred Stock becomes effective. The shares of Series B Preferred Stock will automatically convert into common stock on the fifth anniversary of the date of original issuance to the extent any shares of Series B Preferred Stock remain outstanding at that time. Each share of Series B Preferred Stock is convertible into that number of shares of common stock equal to the quotient of (i) $1,000 divided by (ii) the Conversion Price. Through May 31, 1998, the Conversion Price will be $25. Thereafter, subject to the maximum Conversion Price specified below, the Conversion Price will be equal to the lowest trading price of the common stock for the 22 trading days immediately preceding the conversion date, less a discount ranging from 5% (beginning June 1, 1998) to 9% (on or after December 1, 1998). The maximum Conversion Price is the lesser of (i) $30, (ii) 91% of the average of the daily low trading prices of the common stock for all trading days in March, 1999, and (iii) 91% of the average of the daily low trading prices for all trading days in September, 1999; PROVIDED, HOWEVER, that the maximum Conversion Price shall not be less than $25 (the "Conversion Cap").



    The number of shares that any holder of Series B Preferred Stock may convert in any calendar month is limited according to a sliding scale percentage of such holder's shares of Series B Preferred Stock determined by reference to the highest of the daily low trading prices during such month.



         HIGHEST OF DAILY LOW TRADING                       PERCENTAGE CONVERTIBLE
             PRICES DURING MONTH                              DURING SUCH MONTH
----------------------------------------------  ----------------------------------------------
            $25.00 or less....................                       20%
            $25.01 to $27.00..................                       25%
            $27.01 to $29.00..................                       30%
            $29.01 to $31.00..................                       35%
            $31.01 to $33.00..................                       40%
            $33.01 to $35.00..................                       45%
            $35.01 to $37.00..................                       50%
            $37.01 or more....................                       100%



    The number of shares which may be converted in any calendar month also includes the number of shares which might have been but were not converted during earlier calendar months.



    If at any time the Conversion Price falls below $25, upon conversion of any Series B Preferred Stock, the Company may, in lieu of the issuance of common stock, make a payment in cash in an amount equal to the value of the common stock based upon the high trading price of the common stock on the conversion date.



    The shares of Series B Preferred Stock will not be convertible into more than 2,300,000 shares of common stock (approximately 19.9% of the number of shares of common stock outstanding on October 31, 1997) without obtaining shareholder approval in accordance with NYSE listing requirements. If such shareholder approval is not obtained by May 31, 1998, the Company will be required to redeem, at a price equal to 110% of the liquidation preference of such shares, the smallest number of shares of Series B Preferred Stock which is sufficient, in the Company's reasonable judgment, such that following such redemption, conversion of the remaining shares of Series B Preferred Stock would not constitute a breach of the Company's obligations under the NYSE Rules.



    The Company has agreed to register the shares of common stock issuable upon conversion of the Series B Preferred Stock for resale under the Securities Act of 1933 by April 1, 1998.



    Each purchaser of the Series B Preferred Stock has agreed not to offer or sell on any trading day, on a net basis, more than the following number of shares of common stock: the greater of (i) 10% of the average daily trading volume of the common stock for the five previous trading days, (ii) 10,000 shares, or (iii) 10% of the trading volume of the common stock on the day of such sale. In addition, the purchasers of the Series B Preferred Stock and their affiliates have agreed not to engage in any short sales, swaps, purchasing of puts, or other hedging activities involving the common stock to hedge their investment in the Series B Preferred Stock; however, any purchaser may write call options if the call exercise price is greater than the lesser of (i) the effective Conversion Price on the day that the call is written or (ii) the closing price of the common stock on the day prior to the day that the call is written. These hedging restrictions do not apply to certain short sales within three days of conversion where the shares issuable upon conversion are used to cover the short sale.

SERIES B PREFERRED STOCK WARRANTS



    In connection with the Private Placement, certain designees of the Placement Agents received in aggregate 700 Preferred Stock Warrants, which may be exercised at a purchase price of $1,000 per share to acquire 700 shares of Series B Preferred Stock. See "--Series B Preferred Stock" for the rights and preferences of the Series B Preferred Stock. The Preferred Stock Warrants expire in December 1999 and contain customary anitdilution provisions that provide for adjustments in the event of stock splits, stock dividends and similar developments.



    The Company is required to register under the Securities Act the offer and sale of shares of Common Stock issuable upon conversion Series B Preferred Stock that are issuable upon the exercise of the Preferred Stock Warrants.



NATIONSBANK WARRANTS



    The following description of the NationsBank Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is an exhibit to the Registration Statement.



    SHARES AVAILABLE FOR ISSUANCE. The maximum number of Shares that may be issued pursuant to exercise of the NationsBank Warrant, subject to certain adjustments described below, is 500,150.



    EXERCISABILITY. The NationsBank Warrants are exercisable at any time or from time to time until October 31, 2007. Each of the 500,150 NationsBank Warrants entitle the holder thereof to purchase one Share at no cost.



    ADJUSTMENT OF SHARES ISSUABLE UPON EXERCISE OF THE NATIONSBANK
WARRANTS. The number of Shares issuable upon the exercise of each NationsBank Warrant is subject to appropriate adjustment to reflect any stock dividends, subdivision of Shares, combination of Shares or reclassification of Shares. The number of Shares issuable upon the exercise of each NationsBank Warrant is also subject to certain adjustments in the event the Company issues Shares, or options, warrants or other rights to purchase Shares at a price lower than the then current market value of the Shares.


CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BY-LAWS

    The Company's Restated Certificate of Incorporation (the "Certificate") provides that the Board of Directors consists of three classes of directors serving for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling interest. Subject to the rights of holders of Preferred Stock of the Company, any vacancy on the Board of Directors may be filled only by the remaining directors then in office.


    The Company has 9,919,200 authorized and unissued shares of Preferred Stock. The Certificate grants the Board of Directors broad power to establish the designations, powers, preferences and rights of any series of Preferred Stock. Such stock could be used by the Board of Directors for defensive purposes, including its issuance or sale to third parties or use in recapitalization transactions.


    In order for a stockholder to nominate a candidate for director, under the Company's By-laws, timely notice of the nomination must be given to the Company in advance of the meeting. Such notice must be given in respect to an election to be held at an annual meeting of stockholders not less than 90 days before the anniversary of the immediately preceding annual meeting, and must be given in respect to an election to be held at a special meeting of stockholders within 10 days after the notice of the meeting is given to stockholders. The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as name, address, occupation and shares held.

    In order for a stockholder to bring other business before an annual stockholder meeting, timely notice must be received by the Company not less than 60 days nor more than 90 days before the meeting (but if the Company gives less than 70 days notice of the meeting, then such notice must be received within 10 days after the notice of the meeting is mailed or other public disclosure of the meeting is made). Such notice must include a description of the proposed business, the reasons therefore, and other specified matters.

    Under the By-laws, special meetings of stockholders may be called only by the Board of Directors or the President of the Company, and may not be called by stockholders. In addition, the Certificate provides that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of the stockholders in lieu thereof.

    The By-laws may be amended by the Board of Directors or by affirmative vote of the holders of two-thirds of the stock issued and outstanding and entitled to vote thereon. Certain provisions of the Certificate, including provisions concerning the classified Board of Directors and the ability of stockholders to take action only at an annual or special meeting of stockholders, may only be amended by the affirmative vote of the holders of two-thirds of the stock issued and outstanding and entitled to vote thereon. The foregoing summary is qualified in its entirety by reference to the full text of the Company's Certificate and By-laws.

    These provisions are designed in part to make it more difficult and time-consuming to obtain majority control of the Board of Directors of the Company or otherwise to bring a matter before stockholders without the Board's consent, and thus reduce the vulnerability of the Company to an unsolicited takeover proposal. These provisions are designed to enable the Company to develop its business in a manner which will foster its long-term growth, with the threat of a takeover not deemed by the Board to be in the best interest of the Company and its stockholders and the potential disruption entailed by such a threat reduced to the extent practicable. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of the Company and the possibility of stockholders receiving a premium above market price for their securities from a potential acquiror who is unfriendly to management.

DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder (ii) upon consummation of the transaction in which any person becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholders.

                              SELLING STOCKHOLDERS


    The following table sets forth certain information known to the Company, as of the date hereof, February , 1998, regarding the beneficial ownership of Common Stock by the Selling Stockholders. Because the Selling Stockholders may sell all, some or none of their shares, no estimate can be made of the number of shares held by any Selling Stockholder after the completion of this offering. If, however, each of the Selling Stockholders were to sell all of the shares offered hereby, then each Selling Stockholder would beneficially own less than one percent of the shares of Common Stock outstanding. Except as otherwise indicated below, none of the Selling Stockholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.



                                                                                     SHARES OF         NUMBER OF
                                                                                   COMMON STOCK       SHARES BEING
                                                                                BENEFICIALLY OWNED      OFFERED
                                                                               ---------------------  ------------
NAME                                                                             NUMBER     PERCENT
-----------------------------------------------------------------------------  ----------  ---------
Charles H. Robbins (1).......................................................   1,716,858       14.3%   1,423,458
Ellen E. Robbins (2).........................................................   1,716,858       14.3%     100,000
Ellen E. Robbins, Trustee, under
  Trust Indenture dated October 1, 1985,
  FBO Lee S. Robbins, Charles H. Robbins, Grantor............................     100,000        0.8%     100,000
Ellen E. Robbins, Trustee, under
  Trust Indenture dated October 1, 1985, FBO
  Caroline H. Robbins, Charles H. Robbins, Grantor...........................      93,400        0.8%      93,400
Charles B. Robbins (3).......................................................     109,000        0.9%     109,000
Chase Manhattan Bank, John W. Kluge and Stuart Subotnick
  Trustees U/A DTD 5/30/84 As Amended made by and for
  John W. Kluge..............................................................     500,000        4.2%     500,000
NationsBank..................................................................     500,150        4.0%     500,150
Drakefield Corporation (4)...................................................     387,096        3.1%     387,096
Bear, Stearns International Limited (4)(5)...................................     322,580        2.6%     322,580
Ziff Asset Management, L.P. (4)..............................................     322,580        2.6%     322,580
SIL Nominees Ltd. (4)........................................................     290,322        2.4%     290,322
Stockwell Corporation, S.A. (4)..............................................     258,064        2.1%     258,064
Q Funding, L.P. (4)..........................................................     209,677        1.7%     209,677
Canadian Imperial Holdings Inc. (4)..........................................     193,548        1.6%     193,548
Deere Park Capital Management, LLC (4).......................................     193,548        1.6%     193,548
Elara Ltd. (4)...............................................................     193,548        1.6%     193,548
Southbrook International Investments Ltd. (4)................................     193,548        1.6%     193,548
Baldwin Enterprises, Inc. (4)................................................     141,935        1.2%     141,935
Lakeshore International Ltd. (4).............................................     129,032        1.1%     129,032
Ramius Capital Group, L.L.C. (4).............................................     129,032        1.1%     129,032
The Tail Wind Fund Ltd. (4)..................................................     129,032        1.1%     129,032
Ramius Fund, Ltd. (4)........................................................     116,129        1.0%     116,129
R(2) Investments, LDC (4)....................................................     112,903        0.9%     112,903
Strome, Susskind Hedgecap, L. P. (4).........................................     109,677        0.9%     109,677
Strome Offshore Limited (4)..................................................     106,451        0.9%     106,451
Saybrook Fund I, L.P. (4)....................................................     102,903        0.8%     102,903
Strome Partners, L.P. (4)....................................................      87,096        0.7%      87,096
Leonardo, L.P. (4)...........................................................      77,419        0.6%      77,419
AGR Halifax Fund, Ltd. (4)...................................................      64,516        0.5%      64,516
ProFutures Special Equities Fund, L.P. (4)...................................      64,516        0.5%      64,516
Kodiak Opportunity Offshore, Ltd. (4)........................................      53,225        0.4%      53,225
Raphael, L.P. (4)............................................................      51,612        0.4%      51,612
Kodiak Opportunity, L.P. (4).................................................      43,548        0.4%      43,548
Alexander L. and Linda S. Cappello (4).......................................      33,548        0.3%      33,548
Fortune Fund Ltd.--Seeker 3 (4)..............................................      32,258        0.3%      32,258
Crisotomo B. Garcia (IRA) (4)................................................      32,258        0.3%      32,258
JMG Capital Partners, L.P. (4)...............................................      32,258        0.3%      32,258
Triton Capital Investments, Ltd. (4).........................................      32,258        0.3%      32,258
Licap Partners (4)...........................................................      25,806        0.2%      25,806

                                                                                     SHARES OF         NUMBER OF
                                                                                   COMMON STOCK       SHARES BEING
                                                                                BENEFICIALLY OWNED      OFFERED
                                                                               ---------------------  ------------
NAME                                                                             NUMBER     PERCENT
-----------------------------------------------------------------------------  ----------  ---------
Gerard K. Cappello (4).......................................................      22,387        0.2%      22,387
Strome Hedgecap Limited (4)..................................................      19,354        0.2%      19,354
Trust Company of America (4).................................................      19,354        0.2%      19,354
Peter J. Cocoziello (4)......................................................      16,451        0.1%      16,451
Anvil Investment Partners, L.P. (4)..........................................      16,129        0.1%      16,129
Fayerweather Associates (4)..................................................      16,129        0.1%      16,129
RSP VI Limited Partnership (4)...............................................      16,129        0.1%      16,129
Lawrence K. Fleischman (4)...................................................      14,387        0.1%      14,387
Steven Amos (4)..............................................................      12,903        0.1%      12,903
Laredo Capital Partners (4)..................................................      12,903        0.1%      12,903
Paul Rajewski (4)............................................................      12,903        0.1%      12,903
Capital Vision Group, Inc. Profit Sharing Plan (4)...........................       6,451        0.1%       6,451
Earl E. Gales, Jr. (4).......................................................       6,451        0.1%       6,451
Teresa I. Grove, Trustee for J.F. Grove III "A" (4)..........................       6,451        0.1%       6,451
Lawrence Kaplan (4)..........................................................       6,451        0.1%       6,451
Stanley Kaplan (4)...........................................................       6,451        0.1%       6,451
Theodore Meisel (4)..........................................................       6,451        0.1%       6,451
OK Associates Pension Trust (4)..............................................       6,451        0.1%       6,451
Pelain Partners (4)..........................................................       6,451        0.1%       6,451
Alfred Romano (4)............................................................       6,451        0.1%       6,451
Jeffrey C. Ullman, Trustee Jeffrey C. Ullman Living Trust (4)................       6,451        0.1%       6,451
RJB Partners L.P. (4)........................................................       3,870        0.0%       3,870
Loretta Hirsh Shine (4)......................................................       3,870        0.0%       3,870
Robert Deutschman (4)........................................................       3,419        0.0%       3,419
Jonathan Thomas (4)..........................................................       3,419        0.0%       3,419
Jonathan Rosenthal (4).......................................................       3,354        0.0%       3,354
Jon Schotz (4)...............................................................       3,354        0.0%       3,354
Jerry Kaplan (4).............................................................       3,225        0.0%       3,225
Teresa I. Grove, Trustee for Lisa Grove-Samuelson "B" (4)....................       3,225        0.0%       3,225
Teresa I. Grove, Trustee for Rachel Collins "B" (4)..........................       3,225        0.0%       3,225
Leslie D. Michelson (4)......................................................       3,225        0.0%       3,225
NY-DBL Diamond Group (4).....................................................       3,225        0.0%       3,225
Kenneth L. Staub, Trustee Kenneth L. Staub Trust dated 5/9/90 (4)............       3,225        0.0%       3,225
Watt Family Properties, Inc. (4).............................................       3,225        0.0%       3,225
Lisa G. Shine (4)............................................................       1,935        0.0%       1,935


------------------------


(1) Includes 100,000 Shares held by Ellen E. Robbins, individually, 100,000 shares owned by Ellen E. Robbins, Trustee, under Trust Indenture dated October 1, 1985, FBO Lee S. Robbins, Charles H. Robbins, Grantor ("Lee Robbins Trust") and 93,400 Shares owned by Ellen E. Robbins, Trustee, under Trust Indenture dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor ("Caroline Robbins Trust"). Excludes 109,000 Shares beneficially owned by Charles H. Robbins' son Charles B. Robbins. Charles H. Robbins ceased to be an executive officer and a director of the Company effective as of January 31, 1997, but continued as an employee of the Company until January 31, 1998.



(2) Includes 1,423,458 Shares held by Charles H. Robbins, 100,000 Shares owned by Lee Robbins Trust, and 93,400 Shares owned by Caroline Robbins Trust. Excludes 109,000 Shares beneficially owned by Charles H. Robbins' son Charles B. Robbins.



(3) Until February 24, 1997, Charles B. Robbins was employed by the Company as a Senior Vice-President.



(4) Such beneficial ownership represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock beneficially owned by such person, assuming (i) a conversion price of $15.50, which is the closing market price on February 26, 1998 and

    (ii) each of the Series B Preferred Stock Warrants is exercised as of the date of issuance. The actual number of shares of Common Stock issued upon the conversion of the Series B Preferred Stock depends upon the Conversion Price, which cannot be predicted by the Company at this time. After May 31, 1998, the Conversion Price, subject to the maximum Conversion Price, will be equal to the lowest trading price of the Common Stock for the 22 trading days immediately preceding the conversion date, less a discount ranging from 5% to 9%.



(5) Represents shares of Series B Preferred Stock held by Bear Stearns Securities Corp. in nominee name on behalf of the beneficial owner, Bear, Stearns International Limited.



    Pursuant to Section 3.01 of the Employment Agreement, Charles H. Robbins and Ellen E. Robbins have agreed not to acquire beneficial ownership of additional securities of the Company prior to the earlier of January 31, 1999 or (ii) a change in control of the Company.


                              PLAN OF DISTRIBUTION

OPTION SHARES

    The Option Shares may be issued from time to time upon the exercise of Options granted under the Plan and the payment in full of the exercise price with respect to such Options. The Option Shares will be sold directly to Optionees exercising Options under the Plan and no person will receive any commission or other compensation in connection with the sale of the Option Shares. The Company will pay all expenses incident to the offer and sale of the Option Shares.

WARRANT SHARES


    The Warrant Shares may be issued from time to time prior to the expiration of the Warrant upon exercise of the Warrant and payment in full of the exercise price. The Warrant Shares will be sold directly to the holder of the Warrant and no person will receive any commission or other compensation in connection with the sale of the Warrant Shares. The Company will pay all expenses incident to the offer and sale of the Warrant Shares.



KLUGE SHARES



    The Kluge Shares may be offered and sold from time to time by or for the account of Kluge or by pledgees, donees, transferees or other successors in interest. The decision to offer and sell the Kluge Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of Kluge. Any Kluge Shares may be offered for sale by Kluge on the New York Stock Exchange, or otherwise, at prices and on terms then obtainable, at fixed prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The Kluge Shares offered hereby may be offered in any manner permitted by law, other than an underwritten public offering, including through brokers, dealers or agents, and directly to one or more purchasers. Sales of the Kluge Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the Kluge Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock, to the extent permitted by law, in the course of hedging the positions they assume with Kluge. Kluge may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Brokers or dealers engaged to sell the Kluge Shares will receive compensation from Kluge in the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the Kluge Shares which they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from Kluge. Brokers or dealers engaged by Kluge may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by Kluge will be selected by Kluge. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.



    The Company will bear all expenses in connection with the registration of the Kluge Shares being offered and sold by Kluge.



    The Company has agreed to indemnify Kluge and certain other persons against certain liabilities, including certain liabilities under the Securities Act.



    The Company has advised Kluge that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, Kluge cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available to Kluge and Kluge will furnish each broker or dealer engaged by Kluge and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.



NATIONSBANK SHARES



    The NationsBank Shares may be offered and sold from time to time by or for the account of NationsBank. The decision to offer and sell the NationsBank Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of NationsBank. Any NationsBank Shares may be offered for sale by NationsBank on the New York Stock Exchange, or otherwise, at prices and on terms then obtainable, at fixed prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The NationsBank Shares offered hereby may be offered in any manner permitted by law, other than an underwritten public offering, including through brokers, dealers or agents, and directly to one or more purchasers. Sales of the NationsBank Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the NationsBank Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock, to the extent permitted by law, in the course of hedging the positions they assume with NationsBank. NationsBank may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended or reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Brokers or dealers engaged to sell the NationsBank Shares will receive compensation from NationsBank in the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the NationsBank shares which they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from NationsBank. Brokers or dealers engaged by NationsBank may arrange for other brokers or dealers to participate. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.



    The Company will bear all expenses in connection with the registration of the NationsBank Shares being offered and sold by NationsBank.



    The Company has advised NationsBank that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, NationsBank cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available to NationsBank and NationsBank will furnish each broker or dealer engaged by NationsBank and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.



CONVERSION SHARES



    The Conversion Shares may be offered and sold from time to time by or for the account of the holders of the Series B Preferred Stock or by pledgees, donees, transferees or other successors in interest. The Company has agreed to use its best efforts to keep this Prospectus effective until December 30, 1999. The decision to offer and sell the Conversion Shares, and the timing and amount of any offers or sales that are made, is and will be (subject the limitation set forth below) within the sole discretion of the holders of the Series B Preferred Stock. Any of the Conversion Shares may be offered for sale on the New York Stock Exchange, or otherwise, through brokers' transactions at prices then prevailing at the time of sale, at prices related to such prevailing prices, at varying prices determined at the time of sale or at negotiated or fixed prices. Sales of the Conversion Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the Conversion Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions; (d) transactions in which the broker solicits purchasers; or (e) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock.



    Pursuant to Preferred Stock Investment Agreement, each purchaser of the Series B Preferred Stock has agreed to refrain from offering or selling publicly on any trading day on the NYSE or on the principal exchange on which the Common Stock is traded an amount of Common Stock equal to the greater of (i) 10% of the average daily trading volume of the Common Stock for the five trading days immediately prior to such sale as reported by the NYSE or by such principal exchange, (ii) 10,000 shares of Common Stock or (iii) 10% of the trading volume of the Common Stock on the day of such sale as reported by the NYSE or by such principal exchange. In addition, the purchasers of the Series B Preferred Stock and their affiliates have agreed not to engage in any short sales, swaps, purchasing of puts, or other hedging activities involving the common stock to hedge their investment in the Series B Preferred Stock; however, any purchaser may write call options if the call exercise price is greater than the lesser of
(i) the effective Conversion Price on the day that the call is written or (ii) the closing price of the common stock on the day prior to the day that the call is written. These hedging restrictions do not apply to (i) transactions not solicited or directed by a purchaser of the Series B Preferred Stock and in which such purchaser has no beneficial interest made on behalf of third-party clients who are not holders of Series B Preferred Stock or (ii) certain short sales within three days of conversion in amounts not greater than the number of shares issuable upon conversion where the shares issuable upon conversion are used to cover the short sale. To the extent required this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.



    Brokers or dealers engaged by any holder of Series B Preferred Stock may receive compensation from such holders in the form of commission or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the Conversion Shares that they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from such holders of the Series B Preferred Stock. Brokers or dealers engaged by any holder of the Series B Preferred Stock may arrange for other brokers or dealers to participate. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.



    Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or pursuant to an exemption from registration or qualification.



    The Company will bear all expenses in connection with the registration of the Conversion Shares.



    The Company has advised the holders of the Series B Preferred Stock that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the holders of the Series B Preferred Stock cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available the holders of the Series B Preferred Stock who will furnish each broker or dealer engaged by any such holder and other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.


ROBBINS FAMILY SHARES


    The Robbins Family Shares may be offered and sold from time to time by or for the account of the Robbins Family. The decision to offer and sell the Robbins Family Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Robbins Family. Any Robbins Family Shares may be offered for sale by the Robbins Family on the New York Stock Exchange, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The Robbins Family Shares offered hereby may be offered in any manner permitted by law, including through brokers, dealers or agents, and directly to one or more purchasers. Sales of the Robbins Family Shares may involve: (a) block transactions in which the broker or dealer so engaged will attempt to sell the Robbins Family Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock, to the extent permitted by law, in the course of hedging the positions they assume with the Robbins Family. The Robbins Family may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Brokers or dealers engaged to sell the Robbins Family Shares will receive compensation from the Robbins Family in the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of the Robbins Family Shares which they purchase as a principal may be deemed to be compensation to the brokers or dealers in addition to any commissions they will receive from the Robbins Family. Brokers or dealers engaged by the Robbins Family may arrange for other brokers or dealers to participate. Such broker or dealer and any other participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.

    The Company will bear all expenses in connection with the registration of the Robbins Family Shares being offered and sold by the Robbins Family.

    The Company has advised the Robbins Family that, unless granted an exemption by the Commission from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the Robbins Family cannot engage in any stabilization activity in connection with the Company's securities and cannot bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted by the Exchange Act. In addition, the Company will make copies of this Prospectus available to the Robbins Family and the Robbins Family will furnish each broker or dealer engaged by the Robbins Family and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Options and the Option Shares received upon the exercise thereof. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations.

    This discussion does not deal with all aspects of United States federal income taxation that may be relevant to holders of the Options and the Option Shares and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information only, and does not purport to address all of the tax consequences that may be relevant to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Option Shares in connection with a straddle) who may be subject to special rules. This discussion assumes that each holder holds the Option Shares as capital assets.

    For the purpose of this discussion, the term "United States person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or any state thereof, or an estate or trust, the income of which is includible in income for United States federal income tax purposes regardless of its source.

    PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, OWNERSHIP AND DISPOSITION OF THE OPTIONS AND THE OPTION SHARES RECEIVED UPON THE EXERCISE THEREOF, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

GRANT AND EXERCISE OF OPTIONS

    An Optionee will not be deemed to have received any income subject to tax at the time the Option is granted.

    Upon exercise of an Option, the Optionee will recognize an amount of ordinary income equal to the excess of the fair market value of Option Shares purchased on the date of exercise over the exercise price. In general, the Optionee's basis in the Option Shares acquired by exercising an Option is equal to their fair market value at the time of the exercise. A subsequent disposition of such Option Shares in a taxable transaction will produce capital gain (or loss) for the Optionee equal to the difference between his or her basis and the sale proceeds. Provided the Option Shares are held as a capital asset, the gain or loss realized on such disposition will be taxed as long-term capital gain or loss if the stock was held for more than one year from the date the Option Shares were acquired pursuant to the exercise of the Option. If the stock was held for one year or less, such gain or loss will be short-term capital gain or loss.

    The Company is required to withhold any federal, state or local taxes required by law to be withheld on the amount of ordinary income recognized by the Optionee. Under the terms of the Plan, as set forth in the Prospectus (see "Description of the Plan -- Withholding Taxes"), the Optionee is required to pay to the Company an amount equal to the Company's withholding obligation prior to the issuance of the Shares.

USING STOCK TO EXERCISE OPTIONS

    Special rules apply if an Optionee already owns shares of Common Stock and surrenders those shares to pay all or part of the exercise price under an Option. Such a transaction is treated as a tax-free exchange with respect to the number of new Option Shares that is equal to the number of old shares being surrendered. The Optionee's basis in the new shares received for the old shares actually surrendered in exchange therefor is the same as his or her basis in the old shares, and the capital gain holding period runs without interruption from the date the old shares were acquired. The Optionee will recognize ordinary income on any additional new Option Shares received in an amount equal to (1) the fair market value of the additional new Option Shares at the time of receipt less (2) any cash paid by the Optionee in connection with the exercise. The Optionee's basis in the additional Shares is equal to any cash paid upon the exercise of the Option plus any amount includible in gross income, and the capital gain holding period commences on the date of exercise. The effect of these rules is to defer the date when any gain in the old shares must be recognized for tax purposes. Stated differently, these rules allow an Optionee to finance the exercise of an Option by using shares that he or she already owns, without paying current tax on any unrealized appreciation in the value of those old shares.

                                 LEGAL MATTERS

    The validity of the issuance of the Shares offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Washington, D.C. 20004.


                            INDEPENDENT ACCOUNTANTS



    The consolidated balance sheets as of April 30, 1997 and 1996, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1997, incorporated by reference in this Prospectus and in the Registration Statement from the Company's 1997 Form 10-K, have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as stated in its reports incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information as of July 31, 1997 and October 31, 1997, and for the three-month and six-month periods then ended incorporated by reference in this Prospectus and Registration Statement, Coopers & Lybrand L.L.P. has reported that it has applied limited procedures in accordance with professional standards for a review of such information. However, its separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended July 31, 1997 and October 31, 1997, and incorporated by reference herein, state that Coopers & Lybrand L.L.P. did not audit and it does not express an opinion on that interim financial information. Accordingly, the degree of reliance on its report on such information should be restricted in light of the limited nature of the review procedures applied. Coopers & Lybrand L.L.P. is not subject to the liability provisions of Section 11 of the Securities Act for its reports on unaudited interim financial information because that report is not a "report" or "part" of the Prospectus or Registration Statement prepared or certified by Coopers & Lybrand L.L.P. within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of HIP of New Jersey, Inc. and Subsidiary as of and for the years ended December 31, 1996, 1995 and 1994, incorporated by reference in this Prospectus and Registration Statement from the Company's Current Report on Form 8-K/A, have been audited by Ernst & Young LLP, independent auditors as set forth in their reports incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Available Information..........................           2

Incorporation of Certain Documents by
 Reference.....................................           2

Risk Factors...................................           3

The Company....................................          11

Use of Proceeds................................          12

Description of the Plan........................          12

Description of Capital Stock...................          15

Selling Stockholders...........................          20

Plan of Distribution...........................          22

Certain United States Federal Income Tax
 Consequences..................................          26

Legal Matters..................................          27

Independent Accountants........................          27


                           PHP HEALTHCARE CORPORATION


                                7,532,266 SHARES
                                OF COMMON STOCK


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                               FEBRUARY 27, 1998


-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee.


Commission Registration Fee....................................  $28,135.17
Printing and engraving expenses................................       8,000
Legal fees and expenses........................................      75,000
Accounting fees and expenses...................................      15,000
Miscellaneous..................................................      10,000
                                                                 ----------
    Total......................................................  $136,135.17
                                                                 ----------
                                                                 ----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such persons' heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

    Article IX of the Company's By-laws provides that the Company shall indemnify its directors and officers to the fullest extent authorized by the DGCL.

    Section 102(b)(7) of DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article X of the Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Section 102(b)(7).

ITEM 16.  EXHIBITS.

    The following exhibits are filed herewith or incorporated by reference.


 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
*     4.1  1996 Physicians' Stock Option Plan of PHP Healthcare Corporation, as amended.
*     4.2  Stock Purchase Agreement by and between PHP Healthcare Corporation and David E. Berman and Mary Ellen
            Michael-Fleming dated as of November 1, 1992.
*     4.3  Warrant to Purchase Shares of Common Stock of PHP Healthcare Corporation dated as of November 1, 1992.
      4.4  Specimen form of the Company's Common Stock certificate (incorporated by reference from Exhibit 7.1 to the Company's Form 8-A, Amendment 1, filed with the Securities and Exchange Commission on August 11,
            1992).
*   * 4.5  Specimen form of the Company's Series B Convertible Preferred Stock
      4.6  Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference from
            Exhibit 4.1 to the Company's Form 8-K, filed with the Securities and Exchange Commission on January 6,
            1998).
      4.7  Form of Preferred Stock Investment Agreement (incorporated by reference from Exhibit 4.1 to the Company's
            Form 8-K, field with the Securities and Exchange Commission on January 6, 1998).
*   * 4.8  Form of Series B Preferred Stock Purchase Warrant
*   * 5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson.
       15  Letter of Coopers & Lybrand L.L.P. re: unaudited interim financial information
     23.1  Consent of Coopers & Lybrand L.L.P.
*   *23.2  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).
     23.3  Consent of Ernst and Young L.L.P.
*    24.1  Power of Attorney (included on signature page).


*   Previously filed with Form S-3 on April 30, 1997

**  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Reston, Commonwealth of Virginia, on this 27th day of February, 1998.


                                          PHP HEALTHCARE CORPORATION

                                          (Registrant)


                                          By:



                                              /s/ Anthony M. Picini
                                             -----------------------------------
                                             Name: Anthony M. Picini
                                             Title:  Executive Vice President
                                             and
                                                   Chief Financial Officer



                               POWER OF ATTORNEY



    KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Anthony M. Picini as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities indicated on this 27th day of February, 1998.



           /s/ Charles P. Reilly
-------------------------------------------   Chairman of the Board
             Charles P. Reilly

             /s/ Jack M. Mazur                President and Director
-------------------------------------------    (principal executive officer)
               Jack M. Mazur

            /s/ Michael D. Starr              Senior Executive Vice President
-------------------------------------------    and Director
              Michael D. Starr

           /s/ Anthony M. Picini              Executive Vice President and
-------------------------------------------    Chief Financial Officer
             Anthony M. Picini                 (principal accounting officer)

         /s/ Robert L. Bowles, Jr.            President, D.C. Chartered
-------------------------------------------    Health Plan, and Director
           Robert L. Bowles, Jr.

            /s/ William J. Lubin              Executive Vice President and
-------------------------------------------    Director
              William J. Lubin

         /s/ Frank L. Provato, M.D.           Executive Vice President,
-------------------------------------------    Corporate Medical Director,
           Frank L. Provato, M.D.              and Director

           /s/ Joseph G. Mathews
-------------------------------------------   Director
             Joseph G. Mathews

           /s/ Donald J. Ruffing
-------------------------------------------   Director
             Donald J. Ruffing

           /s/ John J. McDonnell
-------------------------------------------   Director
             John J. McDonnell

            /s/ Jerry W. Carlton
-------------------------------------------   Director
              Jerry W. Carlton

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                               DESCRIPTION                                              PAGE
---------  -----------------------------------------------------------------------------------------------  ---------
     *4.1  1996 Physicians' Stock Option Plan of PHP Healthcare Corporation, as amended.

     *4.2  Stock Purchase Agreement by and between PHP Healthcare Corporation and David E. Berman and Mary
            Ellen Michael-Fleming dated as of November 1, 1992.

     *4.3  Warrant to Purchase Shares of Common Stock of PHP Healthcare Corporation dated as of November
            1, 1992.

      4.4  Specimen form of the Company's Common Stock certificate (incorporated by reference from Exhibit
            7.1 to the Company's Form 8-A, Amendment 1, filed with the Securities and Exchange Commission on August 11, 1992).

    **4.5  Specimen form of the Company's Series B Convertible Preferred Stock

      4.6  Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference from Exhibit 3.1 to the Company's Form 8-K, field with the Securities and Exchange Commission on January 6, 1998).

      4.7  Form of Preferred Stock Investment Agreement (incorporated by reference from Exhibit 4.1 to the
            Company's Form 8-K, filed with the Securities and Exchange Commission on January 6, 1998).

    **4.8  Form of Series B Preferred Stock Purchase Warrant

    **5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson.

      15   Letter of Coopers & Lybrand L.L.P. re: unaudited interim financial information.

     23.1  Consent of Coopers & Lybrand L.L.P.

   **23.2  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).

     23.3  Consent of Ernst and Young L.L.P.

    *24.1  Power of Attorney (included on signature page).


------------------------

*   Previously filed with Form S-3 on April 30, 1997

**  To be filed by amendment